PeakCart Group Corp. - Form 10-12G
Withdrawal Request

EDGAR Submission Type: RW
Registrant: PeakCart Group Corp. CIK: 0001365359

File No.: 000-52753

Original Registration Statement: Form 10-12G

Amendment No. 1: Form 10-12G/A filed June 29, 2026

Class of Securities: Common Stock, par value $0.0001 per share
Requested Action: Withdrawal of Form 10-12G registration statement, as amended

Refile Status: The Company intends to file a new, clean Form 10-12G registration statement in due course after completion of outstanding documentation and disclosure items.

August 17, 2026 VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance Office of Trade & Services

100 F Street, N.E. Washington, D.C. 20549

Re: PeakCart Group Corp.

Registration Statement on Form 10-12G

Amendment No. 1 to Registration Statement on Form 10-12G filed June 29, 2026

File No. 000-52753

Request for Withdrawal

Ladies and Gentlemen:

PeakCart Group Corp., a Wyoming corporation formerly known as Hydro Power Technologies, Inc. (the “Company”), hereby respectfully requests withdrawal of the Company’s Registration Statement on Form 10-12G, together with all amendments thereto, including Amendment No. 1 filed on June 29, 2026, File No. 000-52753 (collectively, the “Registration Statement”).

The Company is requesting withdrawal prior to the Registration Statement becoming effective by operation of law. The Company has determined that withdrawal is in the best interests of the Company and its stockholders in order to allow management, counsel, the Company’s independent registered public accounting firm, and the Company’s other advisors to complete and incorporate all outstanding corporate, accounting, capitalization, share-structure, governance, financial-statement, and disclosure updates into a new, clean Form 10-12G registration statement.

The Company currently intends to file a new Form 10-12G registration statement in due course, after completion of the following items:

•finalization of the Company’s current share structure and transfer-agent support;

•incorporation of the completed FINRA corporate action, including the name change, symbol change, reverse split, forward split, and active PCGC trading symbol;

•resolution of the Board’s July 27, 2026 authorization relating to a proposed 75,000,000 restricted common-share issuance and related disclosure;

•completion of the Company’s preferred-stock restructuring disclosure, including Series E, Series B, Series A-1, and Series A treatment;

•inclusion of updated financial statements and required comparative financial information;

•completion of management’s responses to the SEC Staff’s accounting comments, including ASC 805, reverse-acquisition, predecessor, Rule 3-05, debenture, revenue recognition, inventory, tax, EPS, and segment matters;

•review by the Company’s independent registered public accounting firm;

•completion of updated beneficial-ownership, related-party, recent-sales, and risk-factor disclosure; and

•filing or incorporation by reference of only the required and material exhibits.

No securities have been sold pursuant to the Registration Statement. Because the Registration Statement relates to registration of a class of securities under Section 12(g) of the Securities Exchange Act of 1934, and not a Securities Act offering, the Company is not requesting withdrawal of any unsold securities from a registered offering.

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

The Company respectfully requests that the Securities and Exchange Commission accept this withdrawal request and consent to the withdrawal of the Registration Statement, effective as of the date of filing of this request or as promptly as practicable thereafter.

Please direct any questions regarding this request to the Company’s counsel:

Alex R. Stavrou, Esq. Alex R. Stavrou, P.A.

4809 E. Busch Blvd., Suite 204

Tampa, FL 33617

Telephone: 813-251-1289 x1 Email: alex@alexstavrou.com

Respectfully submitted,

PEAKCART GROUP CORP.

By: /s/ Fengying Guo Name: Fengying Guo

Title: Chief Executive Officer Date: August 17, 2026